Exhibit 99.01

ITEM 6.  SELECTED FINANCIAL DATA

(Dollars in thousands)

      The selected consolidated financial data as of and for each of the five years in the period ended December 31, 1997 have been derived from the audited consolidated financial statements of the Company. These data should be read in conjunction with the consolidated financial statements and related notes thereto, for each of the three years in the period ended December 31, 1997 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on Form 10-K. The Statement of Operations Data with respect to the years ended December 31, 1993 and 1994, and the balance sheet data at December 31, 1993, 1994, and 1995 have been derived from audited consolidated financial statements of the Company not included herein.


                                                                            Year Ended December 31,
                                                        -------------------------------------------------------------
                                                           1993          1994        1995         1996         1997
                                                        ---------     --------    ---------    ---------    ---------
Statement of Operations Data:
Revenues                                                  $98,646      $94,458     $120,968     $159,870     $176,363
Direct operating and programming expenses                  22,078       22,369       37,494       48,598       56,905
Selling, general and administrative expenses               16,692       18,708       23,912       28,974       32,163
Depreciation and amortization                              37,240       36,703       31,953       40,446       43,337
Management fees                                             4,681        6,302        6,334        8,839        9,566
                                                        ---------    ---------    ---------    ---------    ---------

Operating income                                           17,955       10,376       21,275       33,013       34,392

Interest expense                                          (24,515)     (22,889)     (29,217)     (40,748)     (50,150)
Interest expense affiliates                                (4,955)      (9,373)      (7,501)      (6,600)      (6,600)
Gain on sale of assets                                         --           --           --           --        1,522
Other income (expense)                                        271          585          (15)         401        1,085
                                                        ---------    ---------    ---------    ---------    ---------

Loss before income taxes, extraordinary loss and
cumulative effect of change in accounting
principle (a)                                             (11,244)     (21,301)     (15,458)     (13,934)     (19,751)
Income tax benefit (expense)                                   --          276       (2,824)       2,984          (51)
Extraordinary loss (a)                                         --           --       (1,109)          --           --
Cumulative effect of change in accounting for
income taxes (a)                                          (59,500)          --           --           --           --
                                                        ---------    ---------    ---------    ---------    ---------
Net loss                                                 $(70,744)    $(21,025)    $(19,391)    $(10,950)    $(19,802)
                                                        =========    =========    =========    =========    =========



Loss per general and limited partners' unit before
extraordinary loss and cumulative effect of change
in accounting principle                                   $(1,124)     $(2,103)     $(1,828)     $(1,095)     $(1,980)
Net loss per general and limited partners' unit after
priority return and accretion requirements               $(12,346)     $(8,383)     $(8,275)     $(7,659)     $(9,570)
Cash distributions declared per general and limited
partners' units                                          $     --      $    --      $    --      $ 5,467      $    --


                                                                                  December 31,
                                                         -------------------------------------------------------------
                                                           1993          1994         1995         1996         1997
                                                         ----------   ----------   ---------    ---------    ---------
Balance Sheet Data:
Total assets                                             $458,663     $375,985     $533,909     $640,221     $728,952
Total debt (b)                                            368,263      314,069      419,809      572,713      673,804
Redeemable Preferred Limited
Partner Interests                                         276,101      276,101           --           --           --

Partners' equity (deficiency)                            (452,115)    (494,105)     (18,544)     (84,199)    (112,217)


                                                                             Year Ended December 31,
                                                          -----------------------------------------------------------
Other Data and Financial Ratios:                             1993         1994         1995         1996         1997
                                                          ---------    ---------    --------     --------     -------
EBITDA (c)                                                $60,147      $53,966      $59,547      $82,699      $88,380
EBITDA Margin (d)                                            56.8%(e)     56.7%(e)     49.2%        51.7%        50.1%
Interest expense                                           29,470       32,262       36,718       47,348       56,750
Cash provided by operating activities                      16,652       20,285        8,161       33,411       21,305
Cash (used for) provided by investing activities          (32,959)      19,402     (107,351)     (70,444)     (51,821)
Cash provided by (used for) financing activities           20,628      (50,633)     131,442       30,822        7,604
EBITDA to interest expense (f)                               2.04         1.67         1.62         1.75         1.56
Capital Expenditures                                      $23,164      $23,916      $21,498      $28,117      $37,867



(a) "Extraordinary loss" relates to loss on the early retirement of debt. "Cumulative effect of change in accounting for income taxes" refers to a change in accounting principle. Effective January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires an asset and liability approach for financial accounting and reporting for income taxes. SFAS No. 109 resulted in the cumulative recognition of an additional liability by the Company of $59,500.

(b)  Excludes affiliate debt.

(c) Earnings before interest expense, income taxes, depreciation and amortization, management fees, other noncash charges, extraordinary loss and cumulative effect of change in accounting principle ("EBITDA"). EBITDA and similar measurements of cash flow are commonly used in the cable television industry to analyze and compare cable television companies on the basis of operating performance, leverage and liquidity. While EBITDA is not an alternative to operating income as an indicator of operating performance or an alternative to cash flows from operating activities as a measure of liquidity, as defined by generally accepted accounting principles and, while EBITDA may not be comparable to other similarly titled measures of other companies, the Company's management believes EBITDA is a meaningful measure of performance as substantially all of the Company's financing agreements contain financial covenants based on EBITDA.

(d) Percentage representing EBITDA divided by revenues.

(e) Excludes business interruption revenue allocated from insurance proceeds related to Hurricane Andrew of $9,547 and $1,037 for the years ended December 31, 1993 and 1994, respectively.

(f) Based on EBITDA for the period presented divided by interest expense recorded for the applicable period.


ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Dollars in thousands)

      Results of Operations

General

      Olympus is a joint venture limited partnership formed under the laws of Delaware with 50% of the outstanding voting interests held by ACP Holdings, Inc., a wholly-owned subsidiary of Adelphia and managing general partner of Olympus. The remaining 50% of the voting interest is held by various wholly-owned subsidiaries of FPL Group. Adelphia and FPL Group also held, as of December 31, 1997, $312,261 and $156,130, respectively, aggregate principal amount of non-voting Preferred Limited Partnership ("PLP") interests in the Company, which provide for a 16.5% per annum priority return.

      Olympus Capital Corporation, a wholly-owned subsidiary of the Company, was formed solely for the purpose of serving as a co-issuer with Olympus Communications, L.P. of the 10 5/8% Senior Notes due 2006. Olympus Capital Corporation has no substantial assets or liabilities and no operations of any kind and the Indenture, pursuant to which such Senior Notes were issued, limits Olympus Capital Corporation's ability to acquire or hold any significant assets or other properties or engage in any business activities other than in connection with the issuance of the Senior Notes.

      Olympus earned substantially all of its revenues in each of the last three fiscal years from monthly subscriber fees for basic, satellite, premium and ancillary services (such as installations and equipment rentals), local and national advertising sales, pay-per-view programming, home shopping networks and electronic security monitoring services.


Comparison of the Years Ended December 31, 1995, 1996 and 1997

      The changes in the Company's results of operations for the year ended December 31, 1996 compared with the year ended December 31, 1995, were primarily the result of acquisitions, expanding existing cable television operations and the impact of increased advertising sales and other service offerings as well as an increase in cable rates implemented during October 1995 and June 1996. The changes for the year ended December 31, 1997, compared with the prior year, were primarily the result of acquisitions, expanding existing cable television operations, the impact of subscriber rate increases which became effective June 1, 1996 and 1997 and vendor price increases for the Company's programming. Refer to Liquidity and Capital Resources - Acquisitions for a discussion of acquisitions. The high level of depreciation and amortization associated with acquisitions and the upgrading and expansion of the cable systems, and interest and placement costs associated with financing activities will continue to have a negative impact on the reported results of operations. The Company expects to report net losses for the foreseeable future. The following table is derived from the Company's consolidated financial statements that are included in this Annual Report on Form 10-K and sets forth the historical percentage relationship to revenues of the components of operating income contained in such financial statements for the periods indicated.

                                                   Percentage of Revenues
                                                  Year Ended December 31,
                                              1995        1996       1997
                                            ---------  ---------  ----------

Revenues                                      100.0%     100.0%      100.0%

Operating expenses:
Direct operating and programming               31.0        30.4       32.3
Selling, general and administrative            19.8        18.1       18.2
Depreciation and amortization                  26.4        25.4       24.6
Management fees to managing general partner     5.2         5.5        5.4
                                             -------     -------    -------
Operating income                               17.6%       20.6%      19.5%
                                             =======     =======    =======

      Revenues

The primary revenue sources, reflected as a percentage of total revenues, were as follows:

                                              Year Ended December 31,
                                             1995       1996      1997
                                          ---------  ---------  ---------

Regulated service and equipment fees           74%       73%       74%
Premium programming fees                       15%       13%       12%
Advertising sales and other services           11%       14%       14%


      Total revenues for the year ended December 31, 1996 increased 32.2% from the prior year, primarily due to the impact of cable systems contributed by FPL Group, the cable systems acquired from WB Cable during 1995 and Leadership during 1996, and the positive impact of rate increases implemented during October 1995 and June 1996. Subscriber growth and advertising revenues also contributed to such increase. Revenues increased approximately 10.3% for the year ended December 31, 1997 compared with the prior year, primarily due to acquisitions, basic subscriber growth and the positive impact of rate increases on June 1, 1996 and June 1, 1997. These increases were partially offset by price reductions on certain services and a decrease in premium programming services and advertising revenues.

      The increases (decreases) were attributable to the following:

                                            Percentage of
                                         Increase (Decrease)
                                         for the Year Ended
                                             December 31,
                                         -------------------
                                            1996      1997
                                           ------    ------
Acquisitions                                 66%       48%
Basic subscriber growth                      12%       38%
Rate increases                               20%       24%
Premium programming fees                     (1%)     (11%)
Advertising sales and other                   3%        1%


      Direct Operating and Programming Expenses. Direct operating and programming expenses, which are mainly basic and premium programming costs and technical expenses, increased 29.6% and 17.1% for the years ended December 31, 1996 and 1997, respectively, compared with the respective prior years. Such increases were primarily due to increased programming costs and incremental costs associated with increased subscribers as well as increased operating expenses from acquired systems. Acquired systems accounted for approximately 41% and 25% of the increase for the years ended December 31, 1996 and 1997, respectively.

      Selling, General and Administrative Expenses. These expenses, which are mainly comprised of costs related to system offices, customer service representatives, and sales and administrative employees, increased 21.1% and 11.0% for the years ended December 31, 1996 and 1997, respectively, compared with the respective prior years. The increases were primarily due to incremental costs associated with acquisitions and costs associated with subscriber growth. Acquired systems accounted for approximately 41% and 35% of the increase for the years ended December 31, 1996 and 1997, respectively. Selling, general and administrative expenses declined as a percentage of revenues for the year ended December 31, 1996 and remained constant through December 31, 1997 when compared with the respective prior year which reflects the impact of rate increases and the successful integration of acquired systems with existing operations.

      EBITDA. EBITDA (earnings before interest expense, income taxes, depreciation and amortization, management fees, other non-cash charges, extraordinary loss and cumulative effect of change in accounting principle) for the year ended December 31, 1996, increased 38.9% as compared with the prior year. The increase was primarily due to the positive effects of the October 1995 and June 1996 rate increases, increased advertising and other service revenues, and the increased operating income provided by cable systems contributed by the FPL Group, and acquired from WB Cable and Leadership, partially offset by increased programming costs and incremental costs associated with increased subscribers. For the year ended December 31, 1997, EBITDA increased 6.9% as compared with the prior year. The increase was primarily due to the positive impact of acquisitions and rate increases on June 1, 1996 and 1997. While EBITDA is not an alternative to operating income as an indicator of operating performance or an alternative to cash flows from operating activities as a measure of liquidity, as defined by generally accepted accounting principles and, while EBITDA may not be comparable to other similarly titled measures of other companies, the Company's management believes EBITDA is a meaningful measure of performance as substantially all of the Company's financing agreements contain financial covenants based on EBITDA.

      Depreciation and Amortization. Depreciation and amortization was higher for the year ended December 31, 1996 compared with the prior year, primarily due to the effect of acquisitions. For the year ended December 31, 1997, depreciation and amortization increased compared with the prior year primarily due to increased amortization related to acquisitions and to the costs associated with the Company's financing activities.

      Management Fees to Managing Affiliate. Pursuant to the terms of the Company's Partnership Agreement, the Company pays to Adelphia, on a quarterly basis, an amount representing an allocation of the corporate overhead of Adelphia with respect to the Company for such period, which allocation is based upon the ratio of the Company's cable subscribers to the total cable subscribers owned or managed by Adelphia. Such fees were relatively flat as a percentage of revenues for the years ended December 31, 1996 and 1997 as compared to the respective prior year.

      Interest Expense. For the years ended December 31, 1996 and 1997, interest expense increased 39.5% and 23.1% compared to the respective prior year. The increase during 1996 was primarily due to increased levels of debt incurred as a result of acquisitions. The increase in interest expense during 1997 was primarily attributable to an increase in the average interest rate on outstanding debt due to the issuance of $200,000 of 10 5/8% Senior Notes on November 12, 1996 and an increase in the average amount of debt outstanding during 1997 as compared with the prior year.

      Interest Expense-Affiliates. The Company is charged interest on advances due to Adelphia and other affiliates. Such advances were used by the Company for capital expenditures, for repayment of debt and for working capital. For the year ended December 31, 1996, interest expense-affiliates declined 12.0% primarily due to the lower level of advances outstanding during 1996 compared with the year ended December 31, 1995. Interest expense-affiliates was flat for the year ended December 31, 1997 as compared with the prior year.

      Net Loss. The Company reported net losses of $19,391, $10,950 and $19,802 for the years ended December 31, 1995, 1996 and 1997, respectively. The decline in net loss in 1996 compared to 1995 is primarily due to the impact of rate increases and increased operating income of acquired systems, partially offset by increased programming costs, interest expense and other incremental costs associated with increased subscribers. The increase in net loss for the year ended December 31, 1997 as compared to the prior year was due primarily to increased interest expense.

Liquidity and Capital Resources

      The cable television business is capital intensive and typically requires continual financing for the construction, modernization, maintenance, expansion and acquisition of cable systems. During the three years in the period ended December 31, 1997, the Company committed substantial capital resources for these purposes. These expenditures were funded through long-term borrowings and, to a lesser extent, advances from affiliates and internally generated funds. The Company's aggregate outstanding borrowings as of December 31, 1997 were $673,804. The Company's ability to generate cash to meet its future needs will depend generally on its results of operations and the continued availability of external financing.

      Capital Expenditures

      The Company's network architecture is designed to increase channel capacity and minimize future capital expenditures, while positioning the Company to take advantage of future opportunities. Capital expenditures for the years ended December 31, 1995, 1996 and 1997 were $21,498, $28,117 and $37,867 respectively. The increases in capital expenditures for the years ended December 31, 1996 and 1997 compared to the respective prior years were primarily due to the impact of acquired systems and increased investment related to the rebuilding of the Company's cable plant. The Company expects capital expenditures for 1998 to range from $40,000 to $60,000.

      Financing Activities

      The Company's ability to generate cash adequate to meet its future needs will depend generally on its results of operations and the continued availability of financing from both its owners and external sources. During the three year period ended December 31, 1997, the Company funded its working capital requirements, capital expenditures, and acquisitions through long-term borrowings primarily from banks and affiliates, issuance of debt securities by Olympus, advances from affiliates and internally generated funds. The Company generally has funded the principal and interest obligations on its long-term borrowings by refinancing the principal with new loans, and by paying the interest out of internally generated funds.

      Most of Olympus' directly-owned subsidiaries have their own senior credit agreements. Typically, borrowings under these agreements are collateralized by the assets of the borrowing subsidiary and its subsidiaries and, in some cases, are guaranteed by such subsidiary's subsidiaries. At December 31, 1996 and 1997, an aggregate of $309,000 and $427,000, respectively, in borrowings were outstanding under these agreements. These agreements limit, among other things, additional borrowings, investments, transactions with affiliates and other subsidiaries, and the payment of dividends and fees by the subsidiaries. The agreements also require maintenance of certain financial ratios by the subsidiaries. Management believes that the borrowers were in compliance with the agreements' covenants at December 31, 1997. At December 31, 1997, approximately $151,451 of the net assets of subsidiaries would be permitted to be transferred to Olympus in the form of distributions, dividends and loans without the prior approval of the lenders based upon the results of operations of such subsidiaries for the quarter ended December 31, 1997. The subsidiaries are permitted to pay management fees to Olympus or other subsidiaries. Such fees are limited to a percentage of the subsidiaries' revenues.

      A subsidiary of Olympus is a co-borrower with an affiliate under a $200,000 credit agreement. The subsidiary is permitted to borrow up to $39,500 of the available credit, none of which was included in subsidiary debt as of December 31, 1996 and 1997. In conjunction with the acquisition of the partnership interests of National, another subsidiary of Olympus assumed the obligation for $118,000 of a $350,000 credit agreement of Hilton Head Communications, L.P. ("Hilton Head"). Each of these subsidiaries is liable for all borrowings under the respective credit agreements, although the lenders have no recourse against Olympus other than against Olympus' interest in and the assets of the respective subsidiaries.

      The amount of borrowings available to Olympus under revolving credit agreements is generally based upon the subsidiaries achieving certain levels of operating performance. Olympus had commitments from banks for additional borrowings of up to $147,750, which included $10,250 also available to affiliates at December 31, 1997, which expire through 2003. Olympus pays commitment fees of .375% of unused principal.

       Subsidiary debt is due at various dates through 2003. Interest rates are based upon one or more of the following rates at the option of the borrowers: prime rate plus 0% to 1%; certificate of deposit rate plus .875% to 2.25%; or LIBOR rate plus .625% to 2%. At December 31, 1996 and 1997, the weighted average interest rate on subsidiary debt was 7.43% and 7.18%, respectively. Interest is payable quarterly. The rates on 26.9% of Olympus' subsidiary debt were fixed for at least one year through interest rate swap agreements.

      On November 12, 1996, Olympus issued $200,000 of 10 5/8% Senior Notes (the "Senior Notes"). Net proceeds, after payment of transaction costs, of approximately $195,000 were used to reduce amounts outstanding on Olympus' subsidiary debt. Interest is payable semi-annually. The Senior Notes are unsecured and are due November 15, 2006. Olympus may redeem up to $70,000 of the Senior Notes at 110.625% of principal through November 6, 1999. Commencing November 15, 2001, Olympus may redeem the Senior Notes in whole or in part at 105.3125% of principal declining annually to par on November 15, 2004. Holders of the Senior Notes have the right to require Olympus to redeem their Senior Notes at 101% of principal upon a Change of Control (as defined in the Indenture). The Indenture stipulates, among other things, limitations on additional borrowings, payment of dividends or distributions, repurchase of equity interests, transactions with affiliates and the sale of assets.

      Olympus has entered into interest rate swap agreements and interest rate cap agreements with banks and an affiliate to reduce the impact of changes in interest rates on its bank debt and its Senior Notes. Olympus enters into pay-fixed agreements to effectively convert a portion of its variable-rate debt to fixed-rate debt. Olympus enters into receive-fixed agreements to effectively convert a portion of its fixed-rate Senior Notes to variable-rate debt which is indexed to LIBOR. Interest rate cap agreements are used to reduce the impact of increases in interest rates on variable rate debt. Olympus is exposed to credit loss in the event of nonperformance by the banks and the affiliate. Olympus does not expect any such nonperformance. At December 31, 1996 and 1997, Olympus would have received approximately $2,571 and $615, respectively, to settle its interest rate swap and cap agreements, representing the excess of fair value over carrying cost of these agreements.

      Acquisitions

      On February 28, 1995, Olympus entered into a Liquidation Agreement with the Gans Family ("Gans"), a former Olympus limited partner. Under this Liquidation Agreement, Gans agreed to exchange their redeemable limited partner interests in Olympus for Olympus' investment in Northeast Cable, Inc. Concurrently with the closing of the Liquidation Agreement, ACP Holdings, Olympus, Telesat and certain shareholders of Adelphia entered into an investment agreement (the "Telesat Investment Agreement") whereby Telesat contributed to Olympus substantially all of the assets associated with certain cable television systems, serving approximately 50,000 subscribers in southern Florida, in exchange for general and limited partner interests of $5, Senior Limited partner ("SLP") interests of $20,000 and $112,500 of newly issued 16.5% preferred limited partner ("PLP") interests.

      Prior to the Telesat Investment Agreement, Olympus had obligations to Adelphia for intercompany advances, redeemable PLP interests, and accrued priority return on redeemable PLP interests. In conjunction with the Telesat Investment Agreement, Adelphia contributed $49,974 of the intercompany advances, $51,101 of the existing redeemable PLP interests and all of the then existing accrued priority return on the redeemable PLP interests to general partners' equity (deficiency). Adelphia then exchanged its remaining redeemable PLP interests for $225,000 of new PLP interests. Also, Senior Debt (as defined in the Telesat Investment Agreement) owed by Olympus to Adelphia of $40,000 remained outstanding after consummation of the Telesat Investment Agreement.

      On March 28, 1996, ACP Holdings, Telesat, Olympus, Adelphia and certain shareholders of Adelphia entered into an agreement which amended certain aspects of the Telesat Investment Agreement and the Olympus Partnership Agreement. The amendment provided for the repayment of certain amounts owed to Telesat totaling $20,000, the release of certain obligations of Telesat to Olympus and the reduction of Telesat's PLP and accrued priority return balances by $20,000. The amendment further provided for a $40,000 distribution to Adelphia as a reduction of its PLP interest and accrued priority return balances. These repayments and distributions were made on March 29, 1996 and were funded through internally generated funds and borrowings by a subsidiary of Olympus.

      On April 3, 1995, Olympus purchased all of the cable and security systems of WB Cable Associates, Ltd., ("WB Cable") serving approximately 44,000 cable and security monitoring subscribers for a purchase price of $82,000. WB Cable provides cable service from one headend and security monitoring services from one location in West Boca Raton, Florida. Of the purchase price, $77,000 was paid in cash and $5,000 was paid in Adelphia Class A Common Stock. The acquisition, which was accounted for under the purchase method of accounting, was financed principally through additional borrowings under an Olympus subsidiaries' credit agreement.

      On January 5, 1996, Olympus acquired all of the southeast Florida cable systems of the Leadership Cable division of Fairbanks Communications, Inc., ("Leadership Cable") which at the acquisition date served approximately 50,000 cable and security subscribers for a purchase price of $95,800. Leadership Cable provides cable service and security services in and around West Palm Beach, Florida. The purchase price consisted of $40,000 in cash and a $70,000 non-interest bearing discount seller note. This note was recorded at $55,800 at acquisition and accreted to the $70,000 face amount. The acquisition was accounted for under the purchase method of accounting.

      Effective April 1, 1997, Olympus acquired certain cable systems of Tele-Media Company of Southeast Florida, Inc. for an aggregate price of $8,500. These systems served approximately 5,000 subscribers at the date of acquisition located in and around Osceola County, Florida. The acquisition was accounted for under the purchase method of accounting.

      On June 20, 1997, Olympus acquired the Peninsula Cable systems from Booth American Company for an aggregate price of $10,500. These systems served approximately 6,000 subscribers at the date of acquisition located in and around Madeira Beach, Florida. The acquisition was accounted for under the purchase method of accounting.

      Olympus completed the acquisition of all of the partnership interests of National from Hilton Head, an entity controlled by the family of John Rigas (principal shareholder of Adelphia), for a purchase price of approximately $118,000. National provides cable service to approximately 57,000 subscribers in Palm Beach County, Florida and also owns limited partnership interests in Tele-Media Investment Partnership, L.P. ("TMIP"). The acquisition was accounted for under the purchase method of accounting and National's operations were consolidated with Olympus for financial reporting purposes effective as of October 1, 1997.

      On March 2, 1998, Olympus and TMIP entered into a series of agreements to restructure the ownership of TMIP. The restructuring will result in Olympus exchanging its nonconsolidated preferred limited partnership investment in TMIP for 100% ownership of approximately 27,750 subscribers in Palm Beach County, Florida subject to $38,287 in debt and a 75% consolidated general partner interest in TMIP subject to $37,856 in debt. The restructured TMIP will own approximately 40,850 subscribers located principally in Broward County, Florida. Consummation of this transaction is subject to certain closing conditions and regulatory approval.

      Resources

      The Company plans to continue to explore and consider new commitments, arrangements or transactions to refinance existing debt, increase the Company's liquidity or decrease the Company's leverage. These could include, among other things, the future issuance by the Company, or its subsidiaries or debt and the negotiation of new or amended credit facilities. These could also include entering into acquisitions, joint ventures or other investment or financing activities, although no assurance can be given that any such transactions will be consummated. The Company's ability to borrow under current credit facilities and to enter into refinancings and new financings is limited by covenants contained in its subsidiaries' credit agreements, including covenants under which the ability to incur indebtedness is in part a function of applicable ratios of total debt to cash flow.

      The Company believes that cash and cash equivalents, internally generated funds, borrowings under existing credit facilities, and future financing sources will be sufficient to meet its short-term and long-term liquidity and capital requirements. Although in the past the Company has been able to refinance its indebtedness or obtain new financing, there can be no assurance that the Company will be able to do so in the future or that the terms of such financings would be favorable.

      Management believes that the telecommunications industry, including the cable television and telephone industries, continues to be in a period of consolidation characterized by mergers, joint ventures, acquisitions, sales of all or part of cable companies or their assets, and other partnering and investment transactions of various structures and sizes involving cable or other telecommunications companies. The Company continues to evaluate new opportunities that allow for the expansion of its business through the acquisition of additional cable television systems in geographic proximity to its existing regional markets or in locations that can serve as a basis for new market areas. The Company, like other cable television companies, has participated from time to time and is participating in preliminary discussions with third parties regarding a variety of potential transactions, and the Company has considered and expects to continue to consider and explore potential transactions of various types with other cable and telecommunications companies. However, no assurances can be given as to whether any such transaction may be consummated or, if so, when.

Recent Accounting Pronouncements

      SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information," have been issued and are effective for fiscal years beginning after December 15, 1997. SFAS No. 130 defines comprehensive income and outlines certain reporting and disclosure requirements related to comprehensive income. SFAS No. 131 requires certain disclosures about business segments of an enterprise, if applicable. The adoption of SFAS No. 130 and SFAS No. 131 is not expected to have a significant effect on Olympus' financial statements or disclosures.

Inflation

      In the three years in the period ended December 31, 1997, the Company believes that inflation did not have a significant effect on its results of operations. Periods of high inflation could have an adverse effect to the extent that increased borrowing costs for floating-rate debt may not be offset by increases in subscriber rates. At December 31, 1997, after giving effect to interest rate hedging agreements, approximately $312,000 of the Company's total debt was subject to floating interest rates.

Regulatory and Competitive Matters

      The cable television operations of the Company may be adversely affected by changes and developments in governmental regulation, competitive forces and technology. The cable television industry and the Company are subject to extensive regulation at the federal, state and local levels. The 1992 Cable Act significantly expanded the scope of regulation of certain subscriber rates and a number of other matters in the cable industry, such as mandatory carriage of local broadcast stations and retransmission consent, and increased the administrative costs of complying with such regulations. The FCC has adopted rate regulations that establish, on a system-by-system basis, maximum allowable rates for (i) basic and cable programming services (other than programming offered on a per-channel or per-program basis), based upon a benchmark methodology, and (ii) associated equipment and installation services based upon cost plus a reasonable profit. Under the FCC rules, franchising authorities are authorized to regulate rates for basic services and associated equipment and installation services, and the FCC will regulate rates for regulated cable programming services in response to complaints filed with the agency. The Telecommunications Act of 1996 (the "1996 Act") ends FCC regulation of cable programming service tier rates on March 31, 1999.

      Rates for basic and cable programming services are set pursuant to a benchmark formula. Alternatively, a cable operator may elect to use a cost-of-service methodology to show that rates for basic and cable programming services are reasonable. Refunds with interest will be required to be paid by cable operators who are required to reduce regulated rates. The FCC has reserved the right to reduce or increase the benchmarks it has established. The rate regulations also limit increases in regulated rates to an inflation indexed amount plus increases in certain costs such as taxes, franchise fees, costs associated with specific franchise requirements and increased programming costs. Cost-based adjustments to these capped rates can also be made in the event a cable operator adds or deletes channels or completes a significant system rebuild or upgrade. Because of the limitation on rate increases for regulated services, future revenue growth from cable services will rely to a much greater extent than has been true in the past on increased revenues from unregulated services and new subscribers than from increases in previously unregulated rates.

      The FCC has adopted regulations implementing all of the requirements of the 1992 Cable Act. The FCC is also likely to continue to modify, clarify or refine the rate regulations. Olympus cannot predict the effect of the 1996 Act or future rulemaking proceedings or changes to the rate regulations.

      Cable television companies operate under franchises granted by local authorities which are subject to renewal and renegotiation from time to time. Because such franchises are generally non-exclusive, there is a potential for competition with the systems from other operators of cable television systems, including public systems operated by municipal franchising authorities themselves, and from other distribution systems capable of delivering television programming to homes. The 1992 Cable Act and the 1996 Act contain provisions which encourage competition from such other sources. The Company cannot predict the extent to which competition will materialize from other cable television operators, local telephone companies, other distribution systems for delivering television programming to the home, or other potential competitors, or, if such competition materializes, the extent of its effect on the Company.

      The 1996 Act repealed the prohibition on local telephone exchange carriers ("LECs") from providing video programming directly to customers within their local exchange areas other than in rural areas or by specific waiver of FCC rules. The 1996 Act also authorized LECs to operate "open video systems" ("OVS") without obtaining a local cable franchise, although LECs operating such a system can be required to make payments to local governmental bodies in lieu of cable franchise fees. Where demand exceeds capacity, up to two-thirds of the channels on an OVS must be available to programmers unaffiliated with the LEC. The statute states that the OVS scheme supplants the FCC's "video dialtone" rules. The FCC has promulgated rules to implement the OVS concept, and New Jersey Bell Telephone Company has been granted permission to convert its video dialtone authorization in Dover Township, New Jersey to an OVS authorization.

      The Company believes that the provision of video programming by telephone companies in competition with the Company's existing operations could have an adverse effect on the Company's financial condition and results of operations. At this time, the impact of any such effect is not known or estimable.

      The Company also competes with DBS service providers. DBS has been available to consumers since 1994. A single DBS satellite can provide more than 100 channels of programming. DBS service can be received virtually anywhere in the United States through the installation of a small outdoor antenna. DBS service is being heavily marketed on a nationwide basis by several service providers. At this time, any impact of DBS competition on the Company's future results is not known or estimable.

Year 2000 Issues

      The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

      The Company has recently completed the planning stage of a project that addresses the Year 2000 data processing issues relating to modifications of its mainframe computer applications. Internal and external resources are being used to make the required modifications and perform the necessary tests, all of which is expected to be completed by June 1999. The financial impact of these modifications is not expected to be significant to Olympus' financial statements.

      In addition, the Company has begun communicating with others with whom it does significant business to determine their Year 2000 Compliance readiness and the extent to which the Company is vulnerable to any third party Year 2000 issues. However, there can be no guarantee that the systems of other companies on which the Company's systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have a material adverse effect on the Company.

ITEM 7A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      Not applicable

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
      The consolidated financial statements and related notes thereto and independent auditors report follow.



                                       INDEX TO FINANCIAL STATEMENTS



Independent Auditors' Report..................................................................34

Consolidated Balance Sheets, December 31, 1996 and 1997.......................................35

Consolidated Statements of Operations, Years Ended December 31, 1995, 1996 and 1997...........36

Consolidated Statements of Partners' Equity (Deficiency), Years Ended December 31, 1995,
     1996 and 1997............................................................................37

Consolidated Statements of Cash Flows, Years Ended December 31, 1995, 1996 and 1997...........38

Notes to Consolidated Financial Statements....................................................39

INDEPENDENT AUDITORS' REPORT

Olympus Communications, L.P.:

We have audited the accompanying consolidated balance sheets of Olympus Communications, L.P. and subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of operations, partners' equity (deficiency), and cash flows for each of the three years in the period ended December 31, 1997. Our audits also included the financial statement schedules listed in the Index at Item 14. These financial statements and financial statement schedules are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Olympus Communications, L.P. and subsidiaries at December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.





DELOITTE & TOUCHE LLP

Pittsburgh, Pennsylvania
March 6, 1998

                  OLYMPUS COMMUNICATIONS, L.P. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                             (Dollars in thousands)

                                                      December 31,
                                                 -----------------------
                                                    1996        1997
                                                 ---------   ----------

ASSETS:
Cable systems, at cost, net of accumulated
 depreciation and amortization:
Property, plant and equipment                     $225,775     $265,783
Intangible assets                                  350,411      417,559
                                                 ---------    ---------
Total                                              576,186      683,342

Cash and cash equivalents                           26,466        3,554
Subscriber receivables - net                        10,491       12,577
Prepaid expenses and other assets - net             27,078       29,479
                                                 ---------    ---------
Total                                             $640,221     $728,952
                                                 =========    =========

LIABILITIES AND PARTNERS' EQUITY (DEFICIENCY):
Subsidiary debt                                   $309,000     $427,000
Parent debt                                        200,000      200,000
Other debt                                          63,713       46,804
Accounts payable                                    15,122       15,947
Subscriber advance payments and deposits             5,426        7,907
Accrued interest and other liabilities              30,429       25,265
Accrued priority return on preferred limited
partner interests                                   20,476       22,241
Due to affiliates - net                             39,667       55,169
Deferred income taxes                               40,587       40,836
                                                 ---------    ---------
Total liabilities                                  724,420      841,169

Commitments and contingencies (Note 5)

Partners' equity (deficiency):
Limited partners' interests                        407,669      488,398
General partners' equity (deficiency)             (491,868)    (600,615)
                                                 ---------    ---------
Total partners' equity (deficiency)                (84,199)    (112,217)
                                                 ---------    ---------
Total                                             $640,221     $728,952
                                                 =========    =========


                 See notes to consolidated financial statements.


                  OLYMPUS COMMUNICATIONS, L.P. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                             (Dollars in thousands)

                                                                 Year Ended December 31,
                                                        -------------------------------------
                                                             1995        1996      1997
                                                         ----------- ----------- -----------

Revenues                                                    $120,968    $159,870    $176,363
                                                          ----------  ----------  ----------

Operating expenses:
Direct operating and programming                              37,494      48,598      56,905
Selling, general and administrative                           23,912      28,974      32,163
Depreciation and amortization                                 31,953      40,446      43,337
Management fees to managing affiliate                          6,334       8,839       9,566
                                                          ----------  ----------  ----------
Total                                                         99,693     126,857     141,971
                                                          ----------  ----------  ----------

Operating income                                              21,275      33,013      34,392
                                                          ----------  ----------  ----------

Other income (expense):
Interest expense                                             (29,217)    (40,748)    (50,150)
Interest expense - affiliates                                 (7,501)     (6,600)     (6,600)
Gain on sale of assets                                            --          --       1,522
Other (expense) income                                           (15)        401       1,085
                                                          ----------  ----------  ----------
Total                                                        (36,733)    (46,947)    (54,143)
                                                          ----------  ----------  ----------

Loss before income taxes and extraordinary loss              (15,458)    (13,934)    (19,751)
Income tax (expense) benefit                                  (2,824)      2,984         (51)
                                                          ----------  ----------  ----------

Loss before extraordinary loss                               (18,282)    (10,950)    (19,802)
Extraordinary loss on early retirement of debt (net
of income tax benefit of $486)                                (1,109)         --          --
                                                          ----------  ----------  ----------
Net loss                                                     (19,391)    (10,950)    (19,802)

Priority return on preferred and senior limited
partner interests                                            (63,358)    (65,644)    (75,893)
                                                          ----------  ----------  ----------
Net loss of general and limited partners after
priority return                                             $(82,749)   $(76,594)   $(95,695)
                                                          ==========  ==========  ==========
Loss per general and limited partners' unit before
extraordinary loss and after priority return                 $(8,164)    $(7,659)    $(9,570)
Extraordinary loss per general and limited partners'
unit on early retirement of debt                                (111)         --          --
                                                          ----------  ----------  ----------
Net loss per general and limited partners' unit after
priority return                                              $(8,275)    $(7,659)    $(9,570)
                                                          ==========  ==========  ==========

                 See notes to consolidated financial statements.


                                     OLYMPUS COMMUNICATIONS, L.P. AND SUBSIDIARIES
                                CONSOLIDATED STATEMENTS OF PARTNERS' EQUITY (DEFICIENCY)
                                                  (Dollars in thousands)
                                                                                              Total
                                                                                             Partners'
                                                                 Limited        General       Equity
                                                                 Partners       Partners   (Deficiency)
                                                             --------------   ------------  ----------

Balance, December 31, 1994                                   $         --     $(494,105)    $(494,105)

Intercompany advances converted to general partners'
equity (deficiency)                                                    --        49,974        49,974
Redeemable preferred limited partner interests converted
to general partners' equity (deficiency)                               --        51,101        51,101
Accrued priority return converted to general partners'
equity (deficiency)                                                    --       142,300       142,300
Excess of obligation for redeemable limited partner
interest over carrying value of investment exchanged
to satisfy such obligation                                             --         4,754         4,754
Excess of ascribed value over historical cost of assets
contributed by Telesat                                                 --       (86,349)      (86,349)
Issuance of preferred limited partner interests                   376,625            --       376,625
Issuance of limited and senior limited partner interests           20,005            --        20,005
Net loss of general and limited partners after priority
return                                                                 --       (82,749)      (82,749)
Capital distribution                                                   --          (100)         (100)
                                                             ------------  ------------  ------------

Balance, December 31, 1995                                        396,630      (415,174)      (18,544)

Net loss of general and limited partners after priority
return                                                                 --       (76,594)      (76,594)
Issuance of preferred limited partner interests                    65,711            --        65,711
Capital distributions                                             (54,672)         (100)      (54,772)
                                                             ------------  ------------  ------------

Balance, December 31, 1996                                        407,669      (491,868)      (84,199)

Net loss of general and limited partners after priority
return                                                                 --       (95,695)      (95,695)
Excess of ascribed value over historical cost of assets
purchased from affiliate                                               --       (22,752)      (22,752)
Issuance of preferred limited partner interests                    80,729            --        80,729
Capital contributions                                                  --         9,800         9,800
Capital distributions                                                  --          (100)         (100)
                                                             ------------  ------------  ------------

Balance, December 31, 1997                                   $    488,398  $   (600,615) $   (112,217)
                                                             ============  ============  ============

                            See notes to consolidated financial statements.

                                OLYMPUS COMMUNICATIONS, L.P. AND SUBSIDIARIES
                                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                             (Dollars in thousands)


                                                                           Year Ended December 31,
                                                              ------------------------------------------
                                                                     1995          1996         1997
                                                               ------------- ------------- -------------
Cash flows from operating activities:
  Net loss                                                     $    (19,391) $    (10,950) $    (19,802)
Adjustments to reconcile net loss to net cash provided
by operating activities:
Depreciation                                                         22,593        25,507        25,535
Amortization                                                          9,360        14,939        17,802
Extraordinary loss on debt retirement (net of
income tax benefit)                                                   1,109            --            --
Gain on sale of assets                                                   --            --        (1,522)
Accretion of non-interest bearing note                                   --         6,207         7,993
Deferred taxes, net of effects of acquisitions                        2,824        (2,965)           82
Changes in operating assets and liabilities, net of effects
 of acquisitions:
Subscriber receivables                                               (1,026)       (2,653)       (1,174)
Prepaid expenses and other assets                                    (2,505)      (16,318)       (3,596)
Accounts payable                                                      2,729           861           (53)
Subscriber advance payments and deposits                                581         1,469         1,733
Accrued interest and other liabilities                               (8,113)       17,314        (5,693)
                                                               ------------  ------------  ------------
Net cash provided by operating activities                             8,161        33,411        21,305
                                                               ------------  ------------  ------------

Cash flows from investing activities:
Business acquisitions, net of cash acquired                         (85,853)      (42,327)      (15,909)
Expenditures for property, plant and equipment                      (21,498)      (28,117)      (37,867)
Proceeds from sale of assets                                             --            --         1,955
                                                               ------------  ------------  ------------
Net cash used for investing activities                             (107,351)      (70,444)      (51,821)
                                                               ------------  ------------  ------------

Cash flows from financing activities:
Proceeds from debt                                                  438,000       324,500        15,000
Repayments of debt                                                 (336,094)     (235,018)      (40,541)
Costs associated with debt financing                                 (4,872)       (6,215)           --
Payments of priority returns                                        (37,341)      (64,438)      (74,129)
Amounts advanced from affiliates                                     32,724         1,054        16,845
Issuance of preferred limited partner interests                      39,125        65,711        80,729
Capital contributions                                                    --            --         9,800
Capital distributions                                                  (100)      (54,772)         (100)
                                                               ------------  ------------  ------------
Net cash provided by financing activities                           131,442        30,822         7,604
                                                               ------------  ------------  ------------

Increase (decrease) in cash and cash equivalents                     32,252        (6,211)      (22,912)

Cash and cash equivalents, beginning of year                            425        32,677        26,466
                                                               ------------  ------------  ------------

Cash and cash equivalents, end of year                         $     32,677  $     26,466  $      3,554
                                                               ============  ============  ============

Supplemental disclosure of cash flow activity-
cash payments for interest                                     $     38,057  $     38,283  $     49,707
                                                               ============  ============  ============

                              See notes to consolidated financial statements.

                  OLYMPUS COMMUNICATIONS, L.P. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (Dollars in thousands)



1. The Partnership and Basis of Presentation:

      Olympus Communications, L.P. and subsidiaries ("Olympus") is a joint venture limited partnership formed under the laws of Delaware with 50% of the outstanding voting interests held by ACP Holdings, Inc., ("ACP Holdings"), a wholly-owned subsidiary of Adelphia Communications Corporation ("Adelphia") and managing general partner of Olympus. The remaining 50% of the voting interests are held by various Telesat entities ("Telesat") which are wholly-owned subsidiaries of FPL Group, Inc. ("FPL"). Olympus' operations consist primarily of selling video programming which is distributed to subscribers in Florida for a monthly fee through a network of fiber optic and coaxial cables.

      The consolidated financial statements include the accounts of Olympus and its substantially wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

      On February 28, 1995, Olympus entered into a Liquidation Agreement with the Gans Family ("Gans"), an Olympus limited partner. Under this Liquidation Agreement, Gans agreed to exchange their redeemable limited partner interests in Olympus for Olympus' investment in Northeast Cable, Inc. Concurrently with the closing of the Liquidation Agreement, ACP Holdings, Olympus, Telesat and certain shareholders of Adelphia entered into an investment agreement (the "Telesat Investment Agreement") whereby Telesat contributed to Olympus substantially all of the assets associated with certain cable television systems, serving approximately 50,000 subscribers in southern Florida, in exchange for general and limited partner interests of $5, Senior Limited partner ("SLP") interests of $20,000 and $112,500 of newly issued 16.5% preferred limited partner ("PLP") interests.

      Prior to the Telesat Investment Agreement, Olympus had obligations to Adelphia for intercompany advances, redeemable PLP interests, and accrued priority return on redeemable PLP interests. In conjunction with the Telesat Investment Agreement, Adelphia contributed $49,974 of the intercompany advances, $51,101 of the existing redeemable PLP interests and all of the then existing accrued priority return on the redeemable PLP interests to general partners' equity (deficiency). Adelphia then exchanged its remaining redeemable PLP interests for $225,000 of new PLP interests. Also, Senior Debt (as defined in the Telesat Investment Agreement) owed by Olympus to Adelphia of $40,000 remained outstanding after consummation of the Telesat Investment Agreement.

      On March 28, 1996, ACP Holdings, Telesat, Olympus, Adelphia and certain shareholders of Adelphia entered into an agreement which amended certain aspects of the Telesat Investment Agreement and the Olympus Partnership Agreement. The amendment provided for the repayment of certain amounts owed to Telesat totaling $20,000, the release of certain obligations of Telesat to Olympus and the reduction of Telesat's PLP and accrued priority return balances by $20,000. The amendment further provided for a $40,000 distribution to Adelphia as a reduction of its PLP interest and accrued priority return balances. These repayments and distributions were made on March 29, 1996 and were funded through internally generated funds and borrowings by a subsidiary of Olympus.

      On April 3, 1995, Olympus purchased all of the cable and security systems of WB Cable Associates, Ltd. ("WB Cable"), serving approximately 44,000 cable and security monitoring subscribers, for a purchase price of $82,000. WB Cable provides cable service from one headend and security monitoring services from one location in West Boca Raton, Florida. Of the purchase price, $77,000 was paid in cash and $5,000 was paid in Adelphia Class A Common Stock. The acquisition, which was accounted for under the purchase method of accounting, was financed principally through additional borrowings under an Olympus subsidiary credit agreement (see Note 3).

      On January 5, 1996, Olympus acquired all of the southeast Florida cable systems of the Leadership Cable division of Fairbanks Communications, Inc. ("Leadership Cable"), which at the acquisition date served approximately 50,000 cable and security subscribers, for a purchase price of $95,800. Leadership Cable provides cable service and security services in and around West Palm Beach, Florida. The purchase price consisted of $40,000 in cash and a $70,000 non-interest bearing discount seller note. This note was recorded at $55,800 at acquisition and accreted to the $70,000 face amount (see Note 3). The acquisition was accounted for under the purchase method of accounting.

      Effective April 1, 1997, Olympus acquired certain cable systems of Tele-Media Company of Southeast Florida, Inc. for an aggregate price of $8,500. These systems served approximately 5,000 subscribers at the date of acquisition located in and around Osceola County, Florida. The acquisition was accounted for under the purchase method of accounting.

      On June 20, 1997, Olympus acquired the Peninsula Cable systems from Booth American Company for an aggregate price of $10,500. These systems served approximately 6,000 subscribers at the date of acquisition located in and around Madeira Beach, Florida. The acquisition was accounted for under the purchase method of accounting.

      Olympus completed the acquisition of all of the partnership interests of National Cable Acquisition Associates, L.P. ("National") from Hilton Head Communications, L.P. ("Hilton Head"), an entity controlled by the family of John Rigas (principal shareholder of Adelphia), for a purchase price of approximately $118,000. National provides cable service to approximately 57,000 subscribers in Palm Beach County, Florida and also owns limited partnership interests in Tele-Media Investment Partnership, L.P. ("TMIP"). The acquisition was accounted for under the purchase method of accounting and National's operations were consolidated with Olympus for financial reporting purposes effective as of October 1, 1997. The purchase price was paid through the assumption of liabilities.

      The following unaudited financial information assumes that all of the aforementioned contribution/acquisition transactions had occurred on January 1, 1995.

                                                           Year Ended December 31,
                                                    ---------------------------------------
                                                        1995          1996          1997
                                                     ----------    -----------   ----------
Revenues                                              $165,558      $180,899      $191,290
Loss before extraordinary loss and priority return
 on preferred and senior limited partner interests     (34,601)      (17,153)      (24,688)
Net loss of general and limited partners after
 priority return                                       (99,946)      (82,798)     (100,582)
Net loss per general and limited partners' unit
 after priority return                                  (9,995)       (8,280)      (10,058)

2. Summary of Significant Accounting Policies:
Subscriber Revenues

      Subscriber revenues are recorded in the month the service is provided.

Subscriber Receivables

      An allowance for doubtful accounts of $612 and $622 is recorded as a reduction of subscriber receivables at December 31, 1996 and 1997, respectively.

Programming Expense

      Adelphia allocates charges from programmers to affiliates (including Olympus) based on the number of subscribers to each programming service.

Property, Plant and Equipment

      Property, plant and equipment are comprised of the following:


                                                 December 31,
                                       -------------------------------
                                              1996           1997
                                        --------------  -------------

Operating plant and equipment                 $315,610       $366,104
Real estate and improvements                     4,592          5,786
Support equipment                                6,104          7,874
Construction in progress                        16,057         28,816
                                         -------------  -------------
                                               342,363        408,580
Accumulated depreciation                      (116,588)      (142,797)
                                         -------------  -------------
                                              $225,775       $265,783
                                         =============  =============

      Depreciation is computed on the straight-line method using estimated useful lives of 5 to 12 years for operating plant and equipment and 3 to 20 years for support equipment and buildings. Additions to property, plant and equipment are recorded at cost, which includes amounts for material, applicable labor, and interest. Olympus capitalized interest amounting to $346 for each of the years ended December 31, 1996 and 1997, respectively.

Intangible Assets

      Intangible assets, net of accumulated amortization, are comprised of the following:




                                                 December 31,
                                       -------------------------------
                                              1996           1997
                                        --------------  -------------

Purchased franchises                          $306,770       $360,188
Purchased subscriber lists                      25,950         36,032
Goodwill                                        17,691         21,339
                                         -------------  -------------
                                              $350,411       $417,559
                                         =============  =============


      A portion of the aggregate purchase price of cable television systems acquired has been allocated to purchased franchises, purchased subscriber lists and goodwill. Purchased franchises and goodwill are amortized on the straight-line method over periods which range from 34 to 40 years. Purchased subscriber lists are amortized on the straight-line method over the average periods that the listed subscribers are expected to receive service from the date of acquisition, which range from 7 to 10 years. Accumulated amortization of intangible assets amounted to $91,165 and $125,178 at December 31, 1996 and 1997, respectively.

Other Assets

      The unamortized amount of deferred debt financing costs included in prepaid expenses and other assets was $10,403 and $9,450 at December 31, 1996 and 1997, respectively. Such costs are amortized over the term of the related debt.

      At December 31, 1997, prepaid expenses and other assets also includes the Company's limited partnership investment in TMIP of $14,310. Income of $906 from this investment is included in revenues for the year ended December 31, 1997.

Asset Impairments

      Olympus periodically reviews the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of assets may not be recoverable. Measurement of any impairment would include a comparison of estimated future operating cash flows anticipated to be generated during the remaining life of the assets with their net carrying value. An impairment loss would be recognized as the amount by which the carrying value of the assets exceeds their fair value.

Noncash Financing and Investing Activities

      Capital leases entered into during 1995, 1996 and 1997 totaled $341, $1,147 and $415, respectively. Business acquisitions include the acquisition of National which was paid for through the assumption of liabilities (see Note 1). Reference is made to Notes 1 and 4 for descriptions of additional noncash financing activities.

Net Loss Per General and Limited Partners' Unit After Priority Return

      Net loss per general and limited partners' unit after priority return is based upon the weighted average number of general and limited partner units outstanding of 10.0 for all periods presented.

Cash and Cash Equivalents

      Olympus considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Derivative Financial Instruments

      Net settlement amounts under interest rate swap agreements are recorded as adjustments to interest expense during the period incurred.

Franchise Expense

      The typical term of the Company's franchise agreements upon renewal is 10 years. Franchise fees range from 3% to 5% of subscriber revenue and are expensed currently.

Use of Estimates in the Preparation of Financial Statements

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

      SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information," have been issued and are effective for fiscal years beginning after December 15, 1997. SFAS No. 130 defines comprehensive income and outlines certain reporting and disclosure requirements related to comprehensive income. SFAS No. 131 requires certain disclosures about business segments of an enterprise, if applicable. The adoption of SFAS No. 130 and SFAS No. 131 is not expected to have a significant effect on Olympus' financial statements or disclosures.


3. Debt:

Subsidiary Debt

      Subsidiary debt is comprised of amounts due under credit agreements with banks.

      The amount of borrowings available to Olympus under revolving credit agreements is generally based upon the subsidiaries achieving certain levels of operating performance. Olympus had commitments from banks for additional borrowings of up to $147,750, which included $10,250 also available to affiliates at December 31, 1997, which expire through 2003. Olympus pays commitment fees of .375% of unused principal.

      Borrowings under these credit arrangements of subsidiaries are collateralized by substantially all of the assets of the respective subsidiaries. These agreements limit, among other things, additional borrowings, investments, transactions with affiliates and other subsidiaries, and the payment of dividends and fees by the subsidiaries. The agreements also require maintenance of certain financial ratios by the subsidiaries. Management believes that the borrowers were in compliance with the agreements' covenants at December 31, 1997. At December 31, 1997, approximately $151,451 of the net assets of subsidiaries would be permitted to be transferred to Olympus in the form of distributions, dividends and loans without the prior approval of the lenders based upon the results of operations of such subsidiaries for the quarter ended December 31, 1997. The subsidiaries are permitted to pay management fees to Olympus or other subsidiaries. Such fees are limited to a percentage of the subsidiaries' revenues.

      A subsidiary of Olympus is a co-borrower with an affiliate under a $200,000 credit agreement. The subsidiary is permitted to borrow up to $39,500 of the available credit, none of which was included in subsidiary debt as of December 31, 1996 and 1997. In conjunction with the acquisition of the partnership interests of National, another subsidiary of Olympus assumed the obligation for $118,000 of a $350,000 credit agreement of Hilton Head. Each of these subsidiaries is liable for all borrowings under the respective credit agreements, although the lenders have no recourse against Olympus other than against Olympus' interest in the respective subsidiaries.

       Subsidiary debt is due at various dates through 2003. Interest rates are based upon one or more of the following rates at the option of the borrowers: prime rate plus 0% to 1%; certificate of deposit rate plus .875% to 2.25%; or LIBOR rate plus .625% to 2%. At December 31, 1996 and 1997, the weighted average interest rate on subsidiary debt was 7.43% and 7.18%, respectively. Interest is payable quarterly. The rates on 26.9% of Olympus' subsidiary debt were fixed for at least one year through interest rate swap agreements.

      Initial borrowings under one of the revolving credit facilities were used to repay then existing notes payable to banks and accrued interest on May 12, 1995. An extraordinary loss on early retirement of debt of $1,109, net of income tax benefit of $486, was recognized for the year ended December 31, 1995, which represents the unamortized deferred financing costs related to such notes at the date of refinancing.

Parent Debt

      On November 12, 1996, Olympus issued $200,000 of 10 5/8% Senior Notes (the "Senior Notes"). Net proceeds, after payment of transaction costs, of approximately $195,000 were used to reduce amounts outstanding on Olympus' subsidiary debt. Interest is payable semi-annually. The Senior Notes are unsecured and are due November 15, 2006. Olympus may redeem up to $70,000 of the Senior Notes at 110.625% of principal through November 6, 1999. Commencing November 15, 2001, Olympus may redeem the Senior Notes in whole or in part at 105.3125% of principal declining annually to par on November 15, 2004. Holders of the Senior Notes have the right to require Olympus to redeem their Senior Notes at 101% of principal upon a Change of Control (as defined in the Indenture). The Indenture stipulates, among other things, limitations on additional borrowings, payment of dividends or distributions, repurchase of equity interests, transactions with affiliates and the sale of assets.

Other Debt

      As of December 31, 1996 and 1997, other debt consists, in part, of purchase money indebtedness and capital leases incurred in connection with the acquisition of, and are collateralized by, certain equipment. The interest rate on such debt is based on the Federal Funds rate plus 1.4% and is adjusted monthly based on changes in the Federal Funds rate. As of December 31, 1996 and 1997, other debt also includes $62,007 and $45,000 regarding the seller note discussed in Note 1. On January 2, 1998, $43,000 was paid and the remaining $2,000 balance is due on December 30, 1998.

      The following table sets forth the mandatory reductions in principal under all agreements for indebtedness at December 31 of each of the next five years based on amounts outstanding at December 31, 1997:

    December 31, 1998                        $   56,002
    December 31, 1999                            19,764
    December 31, 2000                            60,740
    December 31, 2001                           105,285
    December 31, 2002                           121,579


      Olympus intends to fund its debt maturities through borrowings under new credit agreements and internally generated funds. Changing conditions in the financial markets may have an impact on how Olympus will refinance its debt in the future.

Interest Rate Swaps and Caps

      Olympus has entered into interest rate swap agreements and interest rate cap agreements with banks and an affiliate (see Note 9) to reduce the impact of changes in interest rates on its bank debt and its Senior Notes. Olympus enters into pay-fixed agreements to effectively convert a portion of its variable-rate debt to fixed-rate debt. Olympus enters into receive-fixed agreements to effectively convert a portion of its fixed-rate Senior Notes to variable-rate debt which is indexed to LIBOR. Interest rate cap agreements are used to reduce the impact of increases in interest rates on variable rate debt. Olympus is exposed to credit loss in the event of nonperformance by the banks and the affiliate. Olympus does not expect any such nonperformance.

      The following table summarizes the notional amounts outstanding and weighted average interest rate data for all swaps and caps which expire 1998 through 2000.

                                                    December 31,
                                                1996           1997
Pay Fixed Swaps:
Notional amount                               $115,000       $115,000
Average receive rate                              5.64%          5.85%
Average pay rate                                  6.54%          6.54%

Receive Fixed Swaps:
Notional amount                               $140,000       $140,000
Average receive rate                              7.58%          7.58%
Average pay rate                                  5.55%          5.83%

Interest Rate Caps:
Notional amount                                $75,000        $75,000
Average cap rate                                  7.50%          7.50%



4. Limited Partners' Interests and General Partners' Equity (Deficiency):

 16.5% Redeemable PLP Interests

      The redeemable PLP interests issued to Adelphia, totaling $276,101 at December 31, 1994, were nonvoting, senior to claims represented by other partner interests and provided for a priority return of 16.5% per annum (payable quarterly). In the event that any priority return was not paid when due, such unpaid amounts accrued additional return at a rate of 18.5% per annum. As a result of the February 28, 1995 Telesat Investment Agreement (see Note 1), $225,000 of the redeemable PLP interests were converted to new PLP interests as described below, and $51,101 of the redeemable PLP interests and $142,300 of the unpaid priority return were converted to general partners' equity (deficiency).

Redeemable Limited Partner Interests

      As a result of the Liquidation Agreement entered into on February 28, 1995 between Gans and Olympus, Gans exchanged their redeemable limited partnership interest in Olympus for Olympus' investment in Northeast Cable, Inc. (see Note
1).

Preferred, Senior, Limited and General Partnership Interests

      On February 28, 1995, as a result of the Telesat Investment Agreement (as described in Note 1), $337,500 of new Preferred Limited Partner interests, $20,000 of Senior Limited Partner interests and $5 of Limited Partner interests were issued to Adelphia and Telesat as summarized in the table below.

                                              Adelphia       Telesat        Total
                                            ------------- ------------- -------------
16.5% Preferred Limited Partner Interests        $225,000      $112,500      $337,500
16.5% Senior Limited Partner Interests                 --        20,000        20,000
General and Limited Partner Interests                  --             5             5
                                             ------------  ------------  ------------
Total                                            $225,000      $132,505      $357,505
                                             ============  ============  ============


      In addition, on various dates during the years ended December 31, 1995, 1996 and 1997, additional Preferred Limited Partner interests were issued for cash of $39,125, $65,711 and $80,729, respectively.

      The Preferred Limited Partner interests are nonvoting, do not participate in the profits and losses of Olympus and provide for a priority return of 16.5% per annum (payable quarterly). In the event that any priority return is not paid when due, such unpaid amounts accrue additional return at a rate of 16.5% per annum.

      The Senior Limited Partner interests held by Telesat are nonvoting, senior to claims represented by all other partner interests and provide for a priority return of 16.5% per annum (payable quarterly). In the event that any priority return is not paid when due, such unpaid amounts accrue additional return at a rate of 16.5% per annum.

Allocation of Profits, Losses and Distributions

      On and after February 28, 1995, profits and losses of Olympus for income tax purposes are allocated 99% to the limited partner of Olympus and 1% to the managing general partner of Olympus until the aggregate profits allocated to the limited partner equals the aggregate losses allocated to the limited partner, at which time the managing general partner receives two-thirds, and the limited partner of Olympus receives one-third of the net income and losses of Olympus. As specified in the partnership agreement, allocations will be made in the following order to the holders of the: (i) Senior Limited Partner Interests;
(ii) Special Limited Partner Interests, if any; and (iii) Preferred Limited Partner Interests. Such allocations will equal a return of their capital plus 16.5% per annum priority return less any priority return previously paid. After such allocations, distributions by Olympus will be made in the following order:
(i) 99% of any remaining amount will be distributed two-thirds to the managing general partner and any partner holding voting units acquired directly or indirectly from the managing partner, pro rata, and one-third to partners holding the remaining voting units; and (ii) thereafter pro rata to all partners holding voting units. At December 31, 1997, 10 voting units were outstanding of which five were held by ACP Holdings, the managing general partner, and five were held by Telesat, the general and limited partners.


5. Commitments and Contingencies:

      Olympus rents office space, tower sites, and space on utility poles under leases with terms which are generally less than one year or under agreements that are generally cancelable on short notice. Total rental expense under all operating leases aggregated $1,379, $1,495 and $1,614 for 1995, 1996 and 1997, respectively.

      In connection with certain obligations under existing franchise agreements, Olympus obtains surety bonds guaranteeing performance to municipalities and public utilities. Payment is required only in the event of nonperformance. Olympus has fulfilled all of its obligations such that no payments under surety bonds have been required.

      Through July 26, 1996, Olympus had a program to self insure for casualty and business interruption insurance. This program was part of an aggregate agreement between Olympus and its subsidiaries in which Olympus provided insurance for casualty and business interruption claims of up to $10,000 and $20,000 per claim, respectively, for each subsidiary. Effective July 26, 1996, Olympus is insured by an outside party for casualty and business interruption.

      The cable television industry and Olympus are subject to extensive regulation at the federal, state and local levels. Pursuant to the 1992 Cable Act, which significantly expanded the scope of regulation of certain subscriber rates and a number of other matters in the cable industry, the FCC has adopted rate regulations that establish, on a system-by-system basis, maximum allowable rates for (i) basic and cable programming services (other than programming offered on a per-channel or per-program basis), based upon a benchmark methodology, and (ii) associated equipment and installation services based upon cost plus a reasonable profit. Under the FCC rules, franchising authorities are authorized to regulate rates for basic services and associated equipment and installation services, and the FCC will regulate rates for regulated cable programming services in response to complaints filed with the agency. The original rate regulations became effective on September 1, 1993. Several amendments to the rate regulations have subsequently been added.

      The FCC has adopted regulations implementing virtually all of the requirements of the 1992 Cable Act. The FCC is also likely to continue to modify, clarify or refine the rate regulations. The Telecommunications Act of 1996 (the "1996 Act") deregulates the rates for cable programming services on March 31, 1999. Olympus cannot predict the effect of the 1996 Act on future rulemaking proceedings or changes to the rate regulations.


6. Employee Benefit Plans:

      Olympus participates in an Adelphia savings plan (401(k)) which provides that eligible full-time employees may contribute from 2% to 20% of their pre-tax compensation subject to certain limitations. Olympus matches contributions not exceeding 1.5% of each participant's pre-tax compensation. During the years ended 1995, 1996 and 1997 no significant matching contributions were made by Olympus.


7. Taxes on Income:

      Certain wholly-owned subsidiaries of Olympus are corporations that file separate federal and state income tax returns. At December 31, 1997, these subsidiaries had net operating loss carryforwards for federal income tax purposes of approximately $185,500 expiring through 2012. The partnership investments of Olympus are tax entities in which the filing of returns and related tax liabilities are the responsibility of the individual owners.

      Deferred income taxes reflect the net tax effects of: (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss and tax credit carryforwards.

      The tax effects of significant items comprising Olympus' net deferred tax liability as of December 31, 1996 and 1997 are as follows:



                                                      December 31,
                                             ---------------------------
                                                    1996        1997
                                              ------------ ------------
Deferred tax liabilities:
Differences between book and tax basis of
 property, plant and equipment and intangible
 assets                                            $91,703      $90,777
                                               -----------  -----------

Deferred tax assets:
Operating loss carryforwards                        71,145       71,391
Other                                                   47          123
Valuation allowance                                (20,076)     (21,573)
                                               -----------  -----------

Subtotal                                            51,116       49,941
                                               -----------  -----------

Net deferred tax liability                         $40,587      $40,836
                                               ===========  ===========


      The net change in the valuation allowance for the year ended December 31, 1997 was an increase of $1,497.

      The income tax (expense) benefit for the years ended December 31, 1995, 1996 and 1997 is as follows:




                            Year Ended December 31,
                  -------------------------------------------
                          1995        1996          1997
                   -------------- ------------ -------------

Federal:
Current             $         --   $        19  $         --
Deferred                  (2,184)        2,386           (46)

State:
Current                       --            --            31
Deferred                    (640)          579           (36)
                    ------------  ------------  ------------
                     $    (2,824) $     $2,984  $        (51)
                    ============  ============  ============


      Reconciliations between the statutory federal income tax rate and Olympus' effective income tax rate as a percentage of loss before income taxes and extraordinary loss are as follows:



                                                        Year Ended
                                                        December 31,
                                            --------------------------------
                                                1995       1996     1997
                                             ---------- --------- ---------

Statutory federal income tax rate                  (35%)     (35%)     (35%)
Change in valuation allowance                       (5%)      26%        8%
Operating losses passed through
to partners                                         54%       (9%)      27%
State taxes, net of federal benefit                  4%       (3%)      - %
                                              --------  --------  --------
Effective income tax rate                           18%      (21%)      - %
                                              ========  ========  ========

8. Disclosures about Fair Value of Financial Instruments:

      Included in Olympus' financial instrument portfolio are cash, notes payable to banks, Senior Notes and interest rate swaps and caps. The carrying values of the notes payable to banks approximate their fair values at December 31, 1997. The fair value of the Senior Notes exceeded their carrying cost by $0 and $22,000 at December 31, 1996 and 1997, respectively. At December 31, 1996 and 1997 Olympus would have received approximately $2,571 and $615, respectively, to settle its interest rate swap and cap agreements, representing the excess of fair value over carrying cost of these agreements. The fair values of the debt and interest rate swaps and caps were based upon quoted market prices of similar instruments or on rates available to Olympus for instruments of the same remaining maturities.


9. Transactions with Related Parties:

      Olympus has an agreement with a subsidiary of Adelphia which provides for the payment of management fees by Olympus. The amount and payment of these fees is subject to restrictions contained in the partnership agreements. During the year ended December 31, 1995, Olympus paid Adelphia a fee totaling $646 in connection with the acquisition of Leadership Cable.

      Olympus has periodically received funds from and advanced funds to Adelphia and other affiliates. Olympus was charged $7,501, $6,600 and $6,600 of interest on such net payables for 1995, 1996 and 1997, respectively.

      At December 31, 1997, Olympus had interest rate swaps with an affiliate for a notional amount of $140,000 for Receive Fixed Swaps. These swaps expire at various dates in 1998. The net effect of these interest rate swaps was to decrease interest expense by $244, $2,554 and $2,308 in 1995, 1996 and 1997, respectively.

      Effective October 1, 1997, Olympus completed the acquisition of all of the partnership interests of National from Hilton Head Communications, L.P., an entity controlled by the family of John Rigas (principal shareholder of Adelphia), for a purchase price of approximately $118,000 (see Note 1).

10. Quarterly Financial Data (unaudited):

      The following tables summarize the financial results of Olympus for each of the quarters in the years ended December 31, 1996 and 1997:


                                                                  Three Months Ended
                                                 --------------------------------------------------
                                                    March 31    June 30  September 30  December 31
                                                  ----------- ----------- ----------- -------------
Year ended December 31, 1996:

Revenues                                              $39,088     $39,336     $40,180       $41,266
                                                   ----------  ----------  ----------  ------------

Operating expenses:
Direct operating and programming                       12,402      11,582      11,943        12,671
Selling, general and administrative                     7,145       6,753       7,032         8,044
Depreciation and amortization                           9,573      10,028      10,409        10,436
Management fees to managing affiliate                   2,009       2,100       2,263         2,467
                                                   ----------  ----------  ----------  ------------
Total                                                  31,129      30,463      31,647        33,618
                                                   ----------  ----------  ----------  ------------

Operating income                                        7,959       8,873       8,533         7,648
                                                   ----------  ----------  ----------  ------------

Other income (expense):
Interest expense                                       (9,460)    (10,929)     (9,612)      (10,747)
Interest expense - affiliates                          (1,650)     (1,650)     (1,650)       (1,650)
Other income (expense)                                    122          (5)         46           238
                                                   ----------  ----------  ----------  ------------
Total                                                 (10,988)    (12,584)    (11,216)      (12,159)
                                                   ----------  ----------  ----------  ------------

Loss before income taxes                               (3,029)     (3,711)     (2,683)       (4,511)
Income tax benefit                                        610         598         412         1,364
                                                   ----------  ----------  ----------  ------------

Net loss                                               (2,419)     (3,113)     (2,271)       (3,147)

Priority return on preferred and senior limited
partner interests                                     (17,222)    (15,550)    (16,235)      (16,637)
                                                   ----------  ----------  ----------  ------------
Net loss of general and limited partners after
priority return                                      $(19,641)   $(18,663)   $(18,506)     $(19,784)
                                                   ==========  ==========  ==========  ============
Net loss per general and limited partners' unit
after priority return                                 $(1,964)    $(1,866)    $(1,851)      $(1,978)
                                                   ==========  ==========  ==========  ============




                                                                  Three Months Ended
                                                 --------------------------------------------------
                                                    March 31    June 30  September 30  December 31
                                                  ----------- ----------- ----------- -------------
Year ended December 31, 1997:

Revenues                                              $41,411     $42,173     $43,235       $49,544
                                                   ----------  ----------  ----------  ------------

Operating expenses:
Direct operating and programming                       13,869      13,912      13,604        15,520
Selling, general and administrative                     7,511       7,545       7,976         9,131
Depreciation and amortization                           9,939       9,982      10,579        12,837
Management fees to managing affiliate                   2,357       2,390       2,261         2,558
                                                   ----------  ----------  ----------  ------------
Total                                                  33,676      33,829      34,420        40,046
                                                   ----------  ----------  ----------  ------------

Operating income                                        7,735       8,344       8,815         9,498
                                                   ----------  ----------  ----------  ------------

Other income (expense):
Interest expense                                      (11,434)    (11,538)    (12,506)      (14,672)
Interest expense - affiliates                          (1,650)     (1,650)     (1,650)       (1,650)
Gain on sale of assets                                     --          --          --         1,522
Other (expense) income                                    (44)        181         252           696
                                                   ----------  ----------  ----------  ------------
Total                                                 (13,128)    (13,007)    (13,904)      (14,104)
                                                   ----------  ----------  ----------  ------------

Loss before income taxes                               (5,393)     (4,663)     (5,089)       (4,606)
Income tax benefit (expense)                               75          50          --          (176)
                                                   ----------  ----------  ----------  ------------

Net loss                                               (5,318)     (4,613)     (5,089)       (4,782)

Priority return on preferred and senior limited
partner interests                                     (18,006)    (18,473)    (19,284)      (20,130)
                                                   ----------  ----------  ----------  ------------
Net loss of general and limited partners after
priority return                                      $(23,324)   $(23,086)   $(24,373)     $(24,912)
                                                   ==========  ==========  ==========  ============
Net loss per general and limited partners' unit
after priority return                                 $(2,332)    $(2,309)    $(2,437)      $(2,492)
                                                   ==========  ==========  ==========  ============

11.  Subsequent Events:

      On March 2, 1998, Olympus and TMIP entered into a series of agreements to restructure the ownership of TMIP. The restructuring will result in Olympus exchanging its nonconsolidated preferred limited partnership investment in TMIP for 100% ownership of approximately 27,750 subscribers in Palm Beach County, Florida subject to $38,287 in debt and a 75% consolidated general partner interest in TMIP subject to $37,856 in debt. The restructured TMIP will own approximately 40,850 subscribers located principally in Broward County, Florida. Consummation of this transaction is subject to certain closing conditions and regulatory approval.